Exhibit 21
List of Subsidiaries

Name	State of Incorporation
The State Bank and Trust Company	Ohio
The Exchange Bank	Ohio
RFCBC, Inc.	Ohio
Reliance Financial Services, N.A. *	Nationally Chartered Trust Company
Rurban Mortgage Company*	Ohio
Rurbanc Data Services, Inc.	Ohio
Diverse Computer Marketers, Inc. **	Michigan
Rurban Operations Corp.	Ohio
Rurban Statutory Trust I	Declaration of Trust — State of Connecticut
Rurban Statutory Trust II	Declaration of Trust — State of Delaware

*	Reliance Financial Services, N.A. and Rurban Mortgage Company are wholly-owned subsidiaries of The State Bank and Trust Company.

**	Diverse Computer Marketers, Inc. is a wholly-owned subsidiary of Rurbanc Data Services, Inc. (“RDSI”)